Exhibit 99.3

Global Form of RSU Agreement

TELENAV, INC.

2019 EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

NOTICE OF GRANT AND GRANT AGREEMENT

You have been granted the right to receive Restricted Stock Units, subject to the terms and conditions of the Telenav, Inc. 2019 Equity Incentive Plan (the “Plan”) and this Restricted Stock Unit Agreement (the “Agreement”), as follows (the “Grant”):

Participant

Grant Number

Date of Grant

Vesting Commencement Date

Number of Restricted Stock Units

Subject to Grant

Vesting Schedule:

Subject to accelerated vesting as provided in the Plan, including in that certain Change in Control Severance Agreement or similar agreement by and between you and the Company, as may be amended from time to time, or to the extent set forth below, the Restricted Stock Units subject to this Grant will vest in accordance with the following schedule:

The Restricted Stock Units subject to Grant will vest [_________________],    subject to the Participant continuing to be a Service Provider through such respective dates.

Unless otherwise defined herein, the terms defined in the Telenav, Inc. 2019 Equity Incentive Plan (the “Plan”) will have the same defined meanings in this Restricted Stock Unit Award Agreement, which includes the Notice of Restricted Stock Unit Grant (the “Notice of Grant”), the Terms and Conditions of Restricted Stock Unit Grant, attached hereto as Exhibit A, and all other exhibits, addenda, and appendices attached hereto (all together, the “Award Agreement”).

If you currently are or subsequently transfer outside of the United States, the Country Addendum attached hereto (or otherwise made available to Participant), shall have the meaning given to them in the Plan.

Termination:

Your right under the Grant to receive shares of our Common Stock shall only be with respect to those Restricted Stock Units which have vested as of the date of your termination as a Service Provider. This Grant is subject to earlier termination as provided in the Plan, including specifically Section 15 of the Plan.

By our signatures, you and the Company agree that this Grant is governed by the terms and conditions of the Plan and this Agreement, including exhibits hereto, all of which are made an integrated and single agreement. You confirm that you have had the opportunity to review the Plan and this Agreement in their entirety and to obtain the advice of counsel prior to executing this Agreement, and that you fully understand all provisions of the Plan and Agreement. You further agree to accept as binding, conclusive and final all decisions or interpretations of the Administrator of any questions relating to the Plan and Agreement.

PARTICIPANT:	TELENAV, INC.

Steve Debenham
Vice President and General Counsel

EXHIBIT A

TERMS AND CONDITIONS OF RESTRICTED STOCK UNIT GRANT

1. Grant. The Company hereby grants, to the individual named in the Notice of Grant to which these Terms and Conditions of Restricted Stock Unit Grant is attached (the “Participant”), under the Plan an Award of Restricted Stock Units, subject to all of the terms and conditions in this Award Agreement and the Plan, which is incorporated herein by reference.

2. Company’s Obligation to Pay. Each Restricted Stock Unit represents the right to receive a Share on the date it vests. Unless and until the Restricted Stock Units will have vested in the manner set forth in Section 3, Participant will have no right to payment of any such Restricted Stock Units. Prior to actual payment of any vested Restricted Stock Units, such Restricted Stock Unit will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company. Any Restricted Stock Units that vest in accordance with Sections 3 or 4 will be paid to Participant (or in the event of Participant’s death, to his or her estate) in whole Shares, subject to Participant satisfying any applicable Tax Obligations (as defined in Section 8) as set forth in Section 8. Subject to the provisions of Section 4, such vested Restricted Stock Units will be paid in whole Shares as soon as practicable after vesting, but in each such case within sixty (60) days following the vesting date. In no event will Participant be permitted, directly or indirectly, to specify the taxable year of payment of any Restricted Stock Units payable under this Award Agreement.

3. Vesting Schedule. Except as provided in Section 4, and subject to Section 5, the Restricted Stock Units awarded by this Award Agreement will vest in accordance with the vesting provisions set forth in the Notice of Grant. Except as may be explicitly stated otherwise in this Award Agreement, Restricted Stock Units scheduled to vest on a certain date or upon the occurrence of a certain condition will not vest in Participant in accordance with any of the provisions of this Award Agreement, unless Participant will have been continuously a Service Provider from the Date of Grant until the date such vesting occurs.

4. Administrator Discretion. The Administrator, in its discretion, may accelerate the vesting of the balance, or some lesser portion of the balance, of the unvested Restricted Stock Units at any time, subject to the terms of the Plan. If so accelerated, such Restricted Stock Units will be considered as having vested as of the date specified by the Administrator. If Participant is a U.S. taxpayer, the payment of Shares vesting pursuant to this Section 4 will in all cases be paid at a time or in a manner that is exempt from, or complies with, Section 409A. The prior sentence may be superseded in a future agreement or amendment to this Award Agreement only by direct and specific reference to such sentence.

5. Section 409A. It is the intent of this Award Agreement that it and all payments and benefits to any U.S. taxpayer hereunder be exempt from, or comply with, the requirements of Section 409A so that none of the Restricted Stock Units provided under this Award Agreement or Shares issuable thereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be so exempt or so comply. Each payment payable under this Award Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). To the extent required to be exempt from or comply with Section 409A, references to termination of Participant’s status as a Service Provider, termination of employment, or similar phrases will be references to Participant’s “separation from service” within the meaning of Section 409A. In no event will the Company or any of its Subsidiaries or Parent reimburse, indemnify, or hold harmless Participant or any other person for any taxes, penalties and interest that may be imposed, or other costs that may be incurred, as a result of Section 409A. For purposes of this Award Agreement, “Section 409A” means Section 409A of the Code, and any proposed or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

Notwithstanding anything in the Plan or this Award Agreement to the contrary, if the vesting of the balance, or some lesser portion of the balance, of the Restricted Stock Units is accelerated in connection with the termination of Participant’s status as an employee or other Service Provider, other than due to death, and if (x) Participant is a “specified employee” within the meaning of Section 409A at the time of such termination, and (y) the payment of such accelerated Restricted Stock Units would result in the imposition of additional tax under Section 409A if paid to Participant during the six (6) month period following Participant’s “separation from service” within the meaning of Section 409A, then the payment of such accelerated Restricted Stock Units will not be made until the date six (6) months and one (1) day following the date of Participant’s separation from service, except in the event of Participant’s death following termination of his or her status as an employee or other Service Provider, in which case, the Restricted Stock Units will be paid in Shares to the Participant’s estate as soon as practicable following his or her death.

6. Forfeiture Upon Termination of Status as a Service Provider. Except as may be explicitly stated otherwise in this Award Agreement, the balance of the Restricted Stock Units that have not vested as of the time of Participant’s termination as a Service Provider for any or no reason and Participant’s right to acquire any Shares hereunder will terminate immediately.

7. Death of Participant. Any distribution or delivery to be made to Participant under this Award Agreement will, if Participant is then deceased, be made to Participant’s designated beneficiary, or if no beneficiary survives Participant, the administrator or executor of Participant’s estate. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

8. Tax Obligations.

(a) Tax Consequences. Participant has reviewed with his or her own tax advisors the U.S. federal, state, local and non-U.S. tax consequences of this investment and the transactions contemplated by this Award Agreement. With respect to such matters, Participant relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Participant understands that Participant (and not the Company) will be solely responsible for Participant’s own tax liability that may arise as a result of this investment or the transactions contemplated by this Award Agreement.

(b) Responsibility for Taxes. Participant acknowledges that, regardless of any action taken by the Company or, if different, Participant’s employer (the “Employer”) or any Parent or Subsidiary to which Participant is providing services (together, the “Service Recipients”), the ultimate liability for any tax and/or social insurance liability obligations and requirements in connection with the Restricted Stock Units, including, without limitation, (i) all federal, state, and local taxes (including the Participant’s Federal Insurance Contributions Act (FICA) obligations) that are required to be withheld by any Service Recipient or other payment of tax-related items related to Participant’s participation in the Plan and legally applicable to Participant, (ii) the Participant’s and, to the extent required by any Service Recipient, the Service Recipient’s fringe benefit tax liability, if any, associated with the grant, vesting, or settlement of the Restricted Stock Units or sale of Shares, and (iii) any other Service Recipient taxes the responsibility for which the Participant has, or has agreed to bear, with respect to the Restricted Stock Units (or settlement thereof or issuance of Shares thereunder) (collectively, the “Tax Obligations”), is and remains Participant’s sole responsibility and may exceed the amount actually withheld by the applicable Service Recipient(s). Participant further acknowledges that no Service Recipient (A) makes any representations or undertakings regarding the treatment of any Tax Obligations in connection with any aspect of the Restricted Stock Units, including, but not limited to, the grant, vesting or settlement of the Restricted Stock Units, the subsequent sale of Shares acquired pursuant to such settlement and the receipt of any dividends or other distributions, or (B) makes any commitment to or is under any obligation to structure the terms of the grant or any aspect of the Restricted Stock Units to reduce or eliminate Participant’s liability for Tax Obligations or achieve any particular tax result. Further, if Participant is subject to Tax Obligations in more than one jurisdiction between the Date of Grant and the date of any relevant taxable or tax withholding event, as applicable, Participant acknowledges that the applicable Service Recipient(s) (or former employer, as applicable) may be required to withhold or account for Tax Obligations in more than one jurisdiction. If Participant fails to make satisfactory arrangements for the payment of any required Tax Obligations hereunder at the time of the applicable taxable event, Participant acknowledges and agrees that the Company may refuse to issue or deliver the Shares.

(c) Tax Withholding and Method of Withholding. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit Participant to satisfy such tax withholding obligation, in whole or in part (without limitation) by (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value equal to the minimum amount required to be withheld, (iii) delivering to the Company already vested and owned Shares having a Fair Market Value equal to the amount required to be withheld, or (iv) selling a sufficient number of such Shares otherwise deliverable to Participant through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. To the extent determined appropriate by the Company in its discretion, it will have the right (but not the obligation) to satisfy any tax withholding obligations by reducing the number of Shares otherwise deliverable to Participant. If Participant fails to make satisfactory arrangements for the payment of any required Tax Obligations hereunder at the time any applicable Restricted Stock Units otherwise are scheduled to vest pursuant to Sections 3 or 4 or Participant’s Tax Obligations otherwise become due, Participant will permanently forfeit such Restricted Stock Units to which Participant’s Tax Obligation relates and any right to receive Shares thereunder and the Restricted Stock Units will be returned to the Company at no cost to the Company.

9. Rights as Stockholder. Neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares (which may be in book entry form) will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to Participant (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

10. No Guarantee of Continued Service. PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE VESTING OF THE RESTRICTED STOCK UNITS PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER, WHICH UNLESS PROVIDED OTHERWISE UNDER APPLICABLE LAW IS AT THE WILL OF THE APPLICABLE SERVICE RECIPIENT AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS RESTRICTED STOCK UNIT AWARD OR ACQUIRING SHARES HEREUNDER. PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT THIS AWARD AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND WILL NOT INTERFERE IN ANY WAY WITH PARTICIPANT’S RIGHT OR THE RIGHT OF ANY SERVICE RECIPIENT TO TERMINATE PARTICIPANT’S RELATIONSHIP AS A SERVICE PROVIDER, SUBJECT TO APPLICABLE LAW, WHICH TERMINATION, UNLESS PROVIDED OTHERWISE UNDER APPLICABLE LAW, MAY BE AT ANY TIME, WITH OR WITHOUT CAUSE.

11. Address for Notices. Any notice to be given to the Company under the terms of this Award Agreement will be addressed to the Company, in care of Stock Administration at Telenav, Inc., at 4655 Great America Parkway, Santa Clara, CA 95054, or at such other address as the Company may hereafter designate in writing.

12. Nature of Grant. In accepting this Award of Restricted Stock Units, Participant acknowledges, understands and agrees that:

(a) the grant of the Restricted Stock Units is voluntary and occasional and does not create any contractual or other right to receive future grants of Restricted Stock Units, or benefits in lieu of Restricted Stock Units, even if Restricted Stock Units have been granted in the past;

(b) all decisions with respect to future Restricted Stock Units or other grants, if any, will be at the sole discretion of the Administrator;

(c) Participant is voluntarily participating in the Plan;

(d) the Restricted Stock Units and the Shares subject to the Restricted Stock Units are not intended to replace any pension rights or compensation;

(e) the Restricted Stock Units and the Shares subject to the Restricted Stock Units, and the income and value of same, are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;

(f) the future value of the Shares underlying the Restricted Stock Units is unknown, indeterminable and cannot be predicted with certainty;

(g) for purposes of the Restricted Stock Units, Participant’s status as a Service Provider will be considered terminated as of the date Participant no longer is actively providing services to the Company or any Parent or Subsidiary (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is a Service Provider or the terms of Participant’s employment or service agreement, if any), and unless otherwise expressly provided in this Award Agreement (including by reference in the Notice of Grant to other arrangements or contracts) or determined by the Administrator, Participant’s right to vest in the Restricted Stock Units under the Plan, if any, will terminate as of such date and will not be extended by any notice period (e.g., Participant’s period of service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where Participant is a Service Provider or the terms of Participant’s employment or service agreement, if any, unless Participant is providing bona fide services during such time); the Administrator will have the exclusive discretion to determine when Participant no longer is actively providing services for purposes of the Restricted Stock Units grant (including whether Participant may still be considered to be providing services while on a leave of absence and consistent with local law);

(h) unless otherwise provided in the Plan or by the Administrator in its discretion, the Restricted Stock Units and the benefits evidenced by this Award Agreement do not create any entitlement to have the Restricted Stock Units or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

(i) the following provisions apply only if Participant is providing services outside the United States:

(i) the Restricted Stock Units and the Shares subject to the Restricted Stock Units are not part of normal or expected compensation or salary for any purpose;

(ii) Participant acknowledges and agrees that no Service Recipient will be liable for any foreign exchange rate fluctuation between Participant’s local currency and the United States Dollar that may affect the value of the Restricted Stock Units or of any amounts due to Participant pursuant to the settlement of the Restricted Stock Units or the subsequent sale of any Shares acquired upon settlement; and

(iii) no claim or entitlement to compensation or damages will arise from forfeiture of the Restricted Stock Units resulting from the termination of Participant’s status as a Service Provider (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is a Service Provider or the terms of Participant’s employment or service agreement, if any), and in consideration of the grant of the Restricted Stock Units to which Participant otherwise is not entitled, Participant irrevocably agrees never to institute any claim against any Service Recipient, waives his or her ability, if any, to bring any such claim, and releases each Service Recipient from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, Participant will be deemed irrevocably to have agreed not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claim.

13. No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan, or Participant’s acquisition or sale of the Shares underlying the Restricted Stock Units. Participant is hereby advised to consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan.

14. Data Privacy. Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Participant’s personal data as described in this Award Agreement and any other Restricted Stock Unit grant materials by and among, as applicable, the Service Recipients for the exclusive purpose of implementing, administering and managing Participant’s participation in the Plan.

Participant understands that the Company and the Service Recipient may hold certain personal information about Participant, including, but not limited to, Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all Restricted Stock Units or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in Participant’s favor (“Data”), for the exclusive purpose of implementing, administering and managing the Plan.

Participant understands that Data may be transferred to a stock plan service provider, as may be selected by the Company in the future, assisting the Company with the implementation, administration and management of the Plan. Participant understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipient’s country of operation (e.g., the United States) may have different data privacy laws and protections than Participant’s country. Participant understands that if he or she resides outside the United States, he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. Participant authorizes the Company, any stock plan service provider selected by the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Participant’s participation in the Plan. Participant understands that Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan. Participant understands that if he or she resides outside the United States, he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing his or her local human resources representative. Further, Participant understands that he or she is providing the consents herein on a purely voluntary basis. If Participant does not consent, or if Participant later seeks to revoke his or her consent, his or her status as a Service Provider and career with the Service Recipient will not be adversely affected. The only adverse consequence of refusing or withdrawing Participant’s consent is that the Company would not be able to grant Participant Restricted Stock Units or other equity awards or administer or maintain such awards. Therefore, Participant understands that refusing or withdrawing his or her consent may affect Participant’s ability to participate in the Plan. For more information on the consequences of Participant’s refusal to consent or withdrawal of consent, Participant understands that he or she may contact his or her local human resources representative.

15. Grant is Not Transferable. Except to the limited extent provided in Section 7, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

16. Successors and Assigns. The Company may assign any of its rights under this Award Agreement to single or multiple assignees, and this Award Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Award Agreement will be binding upon Participant and his or her heirs, executors, administrators, successors and assigns. The rights and obligations of Participant under this Award Agreement may only be assigned with the prior written consent of the Company.

17. Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration, qualification or rule compliance of the Shares upon any securities exchange or under any state, federal or non-U.S. law, the tax code and related regulations or under the rulings or regulations of the United States Securities and Exchange Commission or any other governmental regulatory body, or the clearance, consent or approval of the United States Securities and Exchange Commission or any other governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to Participant (or his or her estate) hereunder, then such issuance will not occur unless and until such listing, registration, qualification, rule compliance, clearance, consent or approval will have been completed, effected or obtained, free of any conditions not acceptable to the Company. Subject to the terms of the Award Agreement and the Plan, the Company will not be required to issue any certificate or certificates for Shares hereunder prior to the lapse of such reasonable period of time following the date of vesting of the Restricted Stock Units as the Administrator may establish from time to time for reasons of administrative convenience. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such listing, registration, qualification, rule compliance, clearance, consent or approval of any such governmental authority.

18. Language. If Participant has received this Award Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

19. Plan Governs. This Award Agreement is subject to all terms and provisions of the Plan. Subject to Section 21 of the Plan, in the event of a conflict between one or more provisions of this Award Agreement and one or more provisions of the Plan, the provisions of the Plan will govern. Capitalized terms used and not defined in this Award Agreement will have the meaning set forth in the Plan.

20. Interpretation. The Administrator will have the power to interpret the Plan and this Award Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Restricted Stock Units have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon Participant, the Company and all other interested persons, to the maximum extent permitted by Applicable Laws. Neither the Administrator nor any person acting on behalf of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Award Agreement.

21. Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to Restricted Stock Units awarded under the Plan or future Restricted Stock Units that may be awarded under the Plan by electronic means or request Participant’s consent to participate in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.

22. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Award Agreement.

23. Agreement Severable. In the event that any provision in this Award Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Award Agreement.

24. Country Addendum. Notwithstanding any provisions in this Award Agreement, the Restricted Stock Unit grant will be subject to any special terms and conditions set forth in an appendix or addendum (if any) to this Award Agreement for any country whose laws are applicable to Participant and this Award of Restricted Stock Units (as determined by the Administrator in its sole discretion) (the “Country Addendum”). Moreover, if Participant relocates to one of the countries included in the Country Addendum (if any), the special terms and conditions for such country will apply to Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Country Addendum constitutes part of this Award Agreement.

25. Entire Agreement; Modifications to the Award Agreement. This Award Agreement, together with the Plan, constitutes the entire understanding of the parties on the subjects covered and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof. Participant expressly warrants that he or she is not accepting this Award Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Award Agreement can be made only in an express written contract executed by a duly authorized officer of the Company. Notwithstanding anything to the contrary in the Plan or this Award Agreement, the Company reserves the right to revise this Award Agreement as it deems necessary or advisable, in its sole discretion and without the consent of Participant, to comply with Section 409A or to otherwise avoid imposition of any additional tax or income recognition under Section 409A in connection with this Award of Restricted Stock Units.

26. Amendment, Suspension or Termination of the Plan. By accepting this Award, Participant expressly warrants that he or she has received an Award of Restricted Stock Units under the Plan, and has received, read and understood a description of the Plan. Participant understands that the Plan is discretionary in nature and may be amended, suspended or terminated by the Company at any time.

27. Governing Law. This Award Agreement and the Restricted Stock Units will be governed by the laws of the State of California, without giving effect to the conflict of law principles thereof. For purposes of litigating any dispute that arises under this Award of Restricted Stock Units or this Award Agreement, the parties hereby submit to and consent to the jurisdiction of the State of California, and agree that such litigation will be conducted in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this Award of Restricted Stock Units is made and/or to be performed.

28. No Waiver. Either party’s failure to enforce any provision or provisions of this Award Agreement will not in any way be construed as a waiver of any such provision or provisions, nor prevent that party from thereafter enforcing each and every other provision of this Award Agreement. The rights granted both parties herein are cumulative and will not constitute a waiver of either party’s right to assert all other legal remedies available to it under the circumstances.

*        *        *

ADDENDUM

TELENAV, INC.

2019 EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

COUNTRY ADDENDUM

Terms and Conditions

This Country Addendum includes additional terms and conditions that govern the Award of Restricted Stock Units granted pursuant to the terms and conditions of the Telenav, Inc. 2019 Equity Incentive Plan (the “Plan”) and the Restricted Stock Unit Award Agreement to which this Country Addendum is attached (the “Award Agreement”) to the extent the individual to whom the Restricted Stock Units were granted (“Participant”) resides in one of the countries listed below.

Notifications

This Country Addendum also includes information regarding exchange controls and certain other issues of which Participant should be aware with respect to his or her participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of [                    ] 2019. Such laws often are complex and change frequently. As a result, the Company strongly recommends that Participant not rely on the information in this Country Addendum as the only source of information relating to the consequences of Participant’s participation in the Plan because the information may be out of date at the time Participant vest in or receives or sells the Shares covered by the Restricted Stock Units.

In addition, the information contained herein is general in nature and may not apply to Participant’s particular situation and the Company is not in a position to assure Participant of any particular result. Accordingly, Participant is advised to seek appropriate professional advice as to how the relevant laws of Participant’s country may apply to his or her situation.

Further, if Participant is a citizen or resident of a country other than the one in which Participant is currently working or transfers to another country after the grant of the Restricted Stock Units, or is considered a resident of another country for local law purposes, the information contained herein may not be applicable to Participant in the same manner. The Company, in its discretion, will determine to what extent the terms and conditions contained herein will apply to Participant under these circumstances.

CHINA

With respect to any Participants of the Company’s China Subsidiary, the following additional terms will apply.

I. Vesting Schedule. The following language will be added to the end of Section 3 of the Terms and Conditions of Restricted Stock Unit Grant of the Award Agreement:

“Vesting of the Restricted Stock Units is subject to completion of foreign exchange registration of the Plan and Restricted Stock Unit granting with competent State Administration of Foreign Exchange (“SAFE”). If any vesting date as provided in this Award Agreement is prior to the above-mentioned SAFE registration completion date, unless the Administrator decides otherwise, such vesting date will be postponed till such SAFE registration is completed.”

II. Forfeiture Upon Termination of Status as a Service Provider. The following language will replace in its entirety Section 6 of the Terms and Conditions of the Restricted Stock Unit Grant of the Award Agreement:

“Notwithstanding any contrary provision of this Award Agreement, the balance of the Restricted Stock Units that have not vested (including the unvested Restricted Stock Units whose vesting date is postponed pursuant to Section 3) as of the time of Participant’s termination as a Service Provider for any or no reason and Participant’s right to acquire any Shares hereunder will immediately terminate and be forfeited. Within six (6) months after Participant’s termination as a Service Provider for any or no reason, Participant will sell all of the Shares acquired by Participant upon settlement of Restricted Stock Units which are vested before or on the date of termination. If Participant fails to sell such Shares within such period of time, Participant hereby irrevocably authorizes the Company to deliver an instruction to a broker to sell all such Shares on the first trading date immediately following the said six (6) month period.”

III. Withholding of Taxes. The following language will be added to the end of Section 8 of the Terms and Conditions of the Restricted Stock Unit Grant of the Award Agreement:

“As for the Participant who is subject to PRC taxation obligations, in accordance with The Circular On Individual Income Taxes Payable Arising From Share Option Incomes, Issued by the PRC Ministry of Finance and the State Tax Administration (Cai Shui [2005] No.35), Notice of the State Administration of Taxation on Relevant Issues of Individual Income Tax Relating to Equity Incentive (Guo Shui Han [2009] No. 461) and other related tax laws and regulations, the PRC subsidiaries of the Company, as the Participant’s employer and the party with the obligation to withhold the individual income taxes payable by such Participant, will submit documents including the Plan, Award Agreements and authorization letters to competent taxation authorities, and withhold the individual income taxes in accordance with tax laws and regulations.”

The following language will be added as a new Section 29 to the Terms and Conditions of the Restricted Stock Unit Grant of the Award Agreement:

“Participant will entrust a PRC Subsidiary of the Company participating in the Plan or other domestic agency that the Company or its PRC Subsidiary designates from time to time to handle all matters with respect to foreign exchange under the Plan, including without limitation, foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution designated by the Company to handle related matters, including without limitation, purchase and sale of related stocks or equity, funds transfer. Participant will comply with all applicable PRC foreign exchange rules and regulations (including without limitation the Notice of the State Foreign Exchange Administration on Issues Concerning Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas (Hui Fa [2012] No. 7)), and will assist the entrusted agencies to complete all relevant registration proceeding, including without limitation, submitting registration forms as requested and providing necessary information. Failure to comply with these rules may result in sanctions on not only Participant, but also the Company and/or its PRC Subsidiaries under the PRC laws. Participant will indemnify the Company, its PRC Subsidiaries or affiliates, and their respective officers, directors, agents, employees, successors and assigns (“Indemnified Parties”), in the event that any of the Indemnified Parties suffer any losses, costs, expenses, fees, damages or penalties arising out of or relating to such Participant’s failure to comply with applicable PRC foreign exchange rules.”

The following language will be added to Section 14 of the Restricted Stock Unit Grant of the Award Agreement:

“Participant understands that the Data may be transferred out of the territory of China, and will assist the PRC Subsidiary of the Company participating in the Plan to complete all required proceedings for such purpose, including without limitation, the safety assessment (if applicable).

Participant understands that Participant may, at any time, review the Data and request that any necessary amendment or withdrawal be made to the Data by contacting the Company in writing.”

ROMANIA

With respect to any Participants of the Company’s Romania Subsidiary, the following additional terms will apply.

I. Withholding of Taxes. The following language will be added to the end of Section 8 of the Terms and Conditions of Restricted Stock Unit Grant of the Award Agreement:

“For any Participant of the Company’s Romanian Subsidiary, Telenav Software SRL, the Company will deliver to the Participant the certain Number of Restricted Stock Units set forth in the Notice of Restricted Stock Unit Grant of the Award Agreement (or applicable portion thereof), without having withheld any tax or social security withholding obligations, as under the Romanian applicable law no income tax or social security is due on the grant date and on the share delivery date.

There is no employer withholding and no employer reporting related to salary income, as there is no income tax or social security due related to salary income. In case of obtaining (i) dividend income while holding the shares and/or (ii) capital gains from the future sales of shares, taxation occurs and the following reporting obligations apply to the employees:

•	Income from investments shall be declared yearly by the individual in the annual income tax return;

•	The above annual income tax return shall be submitted until the 15th of March of the year following the year in which the income was obtained;

•	The same deadline applies for performing the payment of the income tax due.

•

Health Fund contribution: In case the cumulated yearly income from other sources than salaries exceeds the threshold of 12 x minimum wages, such income is subject to a fixed health fund contribution. The contribution is calculated as 10% x minimum wage x 12. The current minimum wage for 2019 is 2080 RON (approx. 445 EUR). The minimum wage is in principle subject to yearly amendment (exemplification: in 2019 dividend income and capital gains would be subject to a health fund contribution of 2.496 RON, approx. 534 EUR, in case their total amount would exceed 24.960 RON, approx. 5340 EUR).

•	Special provisions have to be observed additionally in case of individuals who need to benefit from tax credit in order to avoid double taxation.

Dividends paid, if any, to employees while they hold shares are treated as income from investments. The amount subject to income tax should be the gross dividend income, the applicable tax rate in Romania, according to the Romanian Fiscal Code (RFC) is 5%. Income from investments could be subject to health fund contribution in case of exceeding a particular threshold.

Capital gains from the future sale of shares are treated as income from investments and will be subject to a tax rate of 10%. The amount subject to capital gain tax should be the sales price of the shares on the date of sale less the purchase price (which is null, in the case at hand). Income from investments could be subject to health fund contribution as well, in case of exceeding the above mentioned threshold.

Any changes of the tax treatment applicable to the Shares received by the Participant under the Plan according to the applicable law, which contravene to the aforementioned described mechanism, will be applied by the Company, respectively by its Romanian Subsidiary with immediate effect, whereas the Participant will be informed about any such changes.”

II. Exchange Control Information. If you deposit the proceeds from the sale of shares issued to you at vesting in a bank account in Romania, you may be required to provide the Romanian bank with appropriate documentation explaining the source of the funds. You should consult your personal advisor to determine whether you will be required to submit such documentation to the Romanian bank.